Exhibit 99.3

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended March 31, 2012

(Canadian Dollars)

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME (unaudited)

For the period ended March 31,

($ millions, except per share amounts)

		Three Months Ended
	Notes	2012	2011

Revenues	1
Gross Sales		4,686	3,631
Less: Royalties		122	131
		4,564	3,500
Expenses	1
Purchased product		2,589	1,943
Transportation and blending		494	358
Operating		414	370
Production and mineral taxes		10	8
(Gain) loss on risk management	19	(93)	254
Depreciation, depletion and amortization		400	306
General and administrative		93	113
Finance costs	3	113	117
Interest income	4	(29)	(32)
Foreign exchange (gain) loss, net	5	(16)	(23)
Other (income) loss, net		(5)	(1)
Earnings Before Income Tax		594	87
Income tax expense	6	168	40
Net Earnings		426	47
Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustment		(21)	(23)
Comprehensive Income		405	24

Net Earnings per Common Share	7
Basic		0.56	0.06
Diluted		0.56	0.06

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	2	For the period ended March 31, 2012

CONSOLIDATED BALANCE SHEETS (unaudited)

As at

($ millions)

	Notes	March 31, 2012	December 31, 2011

Assets
Current Assets
Cash and cash equivalents		460	495
Accounts receivable and accrued revenues		1,360	1,405
Current portion of Partnership Contribution Receivable		371	372
Inventories	8	1,309	1,291
Risk management	19	258	232
Assets held for sale	9	-	116
Current Assets		3,758	3,911
Exploration and Evaluation Assets	1,10	1,156	880
Property, Plant and Equipment, net	1,11	14,522	14,324
Partnership Contribution Receivable		1,695	1,822
Risk Management	19	112	52
Income Tax Receivable		29	29
Other Assets		37	44
Goodwill	1	1,132	1,132
Total Assets		22,441	22,194

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		2,510	2,579
Income tax payable		212	329
Current portion of Partnership Contribution Payable		371	372
Short-term borrowings	12	270	-
Risk management	19	87	54
Liabilities related to assets held for sale	9	-	54
Current Liabilities		3,450	3,388
Long-Term Debt	13	3,465	3,527
Partnership Contribution Payable		1,725	1,853
Risk Management	19	6	14
Decommissioning Liabilities	14	1,797	1,777
Other Liabilities		106	128
Deferred Income Taxes		2,191	2,101
Total Liabilities		12,740	12,788
Shareholders’ Equity		9,701	9,406
Total Liabilities and Shareholders’ Equity		22,441	22,194

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	3	For the period ended March 31, 2012

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

($ millions)

	Share Capital (Note 15)	Paid in Surplus	Retained Earnings	AOCI *	Total

Balance as at December 31, 2010	3,716	4,083	525	71	8,395
Net earnings	-	-	47	-	47
Other comprehensive income (loss)	-	-	-	(23)	(23)
Total comprehensive income (loss) for the year	-	-	47	(23)	24
Common shares issued under option plans	42	-	-	-	42
Stock-based compensation expense	-	5	-	-	5
Dividends on common shares	-	-	(151)	-	(151)
Balance as at March 31, 2011	3,758	4,088	421	48	8,315

Balance as at December 31, 2011	3,780	4,107	1,400	119	9,406
Net earnings	-	-	426	-	426
Other comprehensive income (loss)	-	-	-	(21)	(21)
Total comprehensive income (loss) for the year	-	-	426	(21)	405
Common shares issued under option plans	42	-	-	-	42
Stock-based compensation expense	-	14	-	-	14
Dividends on common shares	-	-	(166)	-	(166)
Balance as at March 31, 2012	3,822	4,121	1,660	98	9,701

* Accumulated Other Comprehensive Income.

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	4	For the period ended March 31, 2012

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the period ended March 31,

($ millions)

		Three Months Ended
	Notes	2012	2011

Operating Activities
Net earnings		426	47
Depreciation, depletion and amortization		400	306
Deferred income taxes	6	94	(1)
Unrealized (gain) loss on risk management	19	(64)	268
Unrealized foreign exchange (gain) loss	5	(31)	(36)
Unwinding of discount on decommissioning liabilities	3,14	21	18
Other		58	91
		904	693
Net change in other assets and liabilities		(32)	(29)
Net change in non-cash working capital		(207)	(33)
Cash From Operating Activities		665	631

Investing Activities
Capital expenditures – exploration and evaluation assets	10	(271)	(225)
Capital expenditures – property, plant and equipment	11	(637)	(504)
Proceeds from divestiture of assets		66	2
Net change in investments and other		(2)	(10)
Net change in non-cash working capital		12	53
Cash (Used in) Investing Activities		(832)	(684)

Net Cash Provided (Used) before Financing Activities		(167)	(53)

Financing Activities
Net issuance (repayment) of short-term borrowings		273	250
Proceeds on issuance of common shares		31	31
Dividends paid on common shares	7	(166)	(151)
Cash From (Used in) Financing Activities		138	130

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(6)	2
Increase (Decrease) in Cash and Cash Equivalents		(35)	79
Cash and Cash Equivalents, Beginning of Period		495	300
Cash and Cash Equivalents, End of Period		460	379

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc.	5	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries (together “Cenovus” or the “Company”) are in the business of the development, production and marketing of crude oil, natural gas and natural gas liquids (“NGLs”) in Canada with refining operations in the United States (“U.S.”).

Cenovus began independent operations on December 1, 2009, as a result of the plan of arrangement (“Arrangement”) involving Encana Corporation (“Encana”) whereby Encana was split into two independent energy companies, one a natural gas company, Encana, and the other an oil company, Cenovus. In connection with the Arrangement, Encana common shareholders received one share in each of the new Encana and Cenovus in exchange for each Encana share held.

Cenovus was incorporated under the Canada Business Corporations Act and its shares are publicly traded on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at #4000, 421 - 7th Avenue S.W., Calgary, Alberta, Canada, T2P 4K9. Information on the Company’s basis of presentation for these financial statements is found in Note 2.

The Company’s reportable segments are as follows:

•                  Oil Sands, which consists of Cenovus’s producing bitumen assets at Foster Creek and Christina Lake, heavy oil assets at Pelican Lake, new resource play assets such as Narrows Lake, Grand Rapids and Telephone Lake, and the Athabasca natural gas assets. Certain of the Company’s operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, are jointly owned with ConocoPhillips, an unrelated U.S. public company.

•                  Conventional, which includes the development and production of conventional crude oil, natural gas and NGLs in Alberta and Saskatchewan, notably the carbon dioxide enhanced oil recovery project at Weyburn, and the Bakken and Lower Shaunavon crude oil properties.

•                  Refining and Marketing, which is focused on the refining of crude oil products into petroleum and chemical products at two refineries located in the U.S. The refineries are jointly owned with and operated by ConocoPhillips. This segment also markets Cenovus’s crude oil and natural gas, as well as third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

•                  Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, and financing activities. As financial instruments are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates. Eliminations relate to sales and operating revenues and purchased product between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventory.

The tabular financial information which follows presents the segmented information first by segment, then by product and geographic location.

Cenovus Energy Inc.	6	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

A) Results of Operations – Segment and Operational Information

	Oil Sands		Conventional		Refining and Marketing
For the three months ended March 31,	2012	2011	2012	2011	2012	2011

Revenues
Gross Sales	1,102	802	592	573	2,992	2,282
Less: Royalties	66	84	56	47	-	-
	1,036	718	536	526	2,992	2,282
Expenses
Purchased product	-	-	-	-	2,589	1,969
Transportation and blending	450	321	44	37	-	-
Operating	151	118	134	125	130	128
Production and mineral taxes	-	-	10	8	-	-
(Gain) loss on risk management	14	20	(49)	(39)	6	5
Operating Cash Flow	421	259	397	395	267	180
Depreciation, depletion and amortization	115	86	236	195	38	16
Segment Income (Loss)	306	173	161	200	229	164

			Corporate and Eliminations		Consolidated
For the three months ended March 31,			2012	2011	2012	2011

Revenues
Gross Sales			-	(26)	4,686	3,631
Less: Royalties			-	-	122	131
			-	(26)	4,564	3,500
Expenses
Purchased product			-	(26)	2,589	1,943
Transportation and blending			-	-	494	358
Operating			(1)	(1)	414	370
Production and mineral taxes			-	-	10	8
(Gain) loss on risk management			(64)	268	(93)	254
			65	(267)	1,150	567
Depreciation, depletion and amortization			11	9	400	306
Segment Income (Loss)			54	(276)	750	261
General and administrative			93	113	93	113
Finance costs			113	117	113	117
Interest income			(29)	(32)	(29)	(32)
Foreign exchange (gain) loss, net			(16)	(23)	(16)	(23)
Other (income) loss, net			(5)	(1)	(5)	(1)
			156	174	156	174
Earnings Before Income Tax					594	87
Income tax expense					168	40
Net Earnings					426	47

Cenovus Energy Inc.	7	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

	Exploration and Evaluation Assets		Property, Plant and Equipment
As at	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011

Oil Sands	991	741	6,501	6,224
Conventional	165	139	4,661	4,668
Refining and Marketing	-	-	3,104	3,200
Corporate and Eliminations	-	-	256	232
Consolidated	1,156	880	14,522	14,324

	Goodwill		Total Assets
As at	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011

Oil Sands	739	739	10,945	10,524
Conventional	393	393	5,423	5,566
Refining and Marketing	-	-	4,837	4,927
Corporate and Eliminations	-	-	1,236	1,177
Consolidated	1,132	1,132	22,441	22,194

Capital Expenditures

	Three Months Ended
For the period ended March 31,	2012	2011

Capital
Oil Sands	636	404
Conventional	231	176
Refining and Marketing	(2)	102
Corporate	35	31
	900	713
Acquisition Capital
Oil Sands	-	4
Conventional	8	12
Refining and Marketing	-	-
Corporate	-	3
Total	908	732

Cenovus Energy Inc.	8	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

B) Financial Results by Upstream Product

	Crude Oil and NGLs
	Oil Sands		Conventional		Total
For the three months ended March 31,	2012	2011	2012	2011	2012	2011

Revenues
Gross Sales	1,087	784	454	356	1,541	1,140
Less: Royalties	65	82	54	44	119	126
	1,022	702	400	312	1,422	1,014
Expenses
Transportation and blending	449	321	38	27	487	348
Operating	138	107	79	63	217	170
Production and mineral taxes	-	-	9	5	9	5
(Gain) loss on risk management	18	24	7	9	25	33
Operating Cash Flow	417	250	267	208	684	458

	Natural Gas
	Oil Sands		Conventional		Total
For the three months ended March 31,	2012	2011	2012	2011	2012	2011

Revenues
Gross Sales	11	14	135	214	146	228
Less: Royalties	1	2	2	3	3	5
	10	12	133	211	143	223
Expenses
Transportation and blending	1	-	6	10	7	10
Operating	9	9	54	61	63	70
Production and mineral taxes	-	-	1	3	1	3
(Gain) loss on risk management	(4)	(4)	(56)	(48)	(60)	(52)
Operating Cash Flow	4	7	128	185	132	192

	Other
	Oil Sands		Conventional		Total
For the three months ended March 31,	2012	2011	2012	2011	2012	2011

Revenues
Gross Sales	4	4	3	3	7	7
Less: Royalties	-	-	-	-	-	-
	4	4	3	3	7	7
Expenses
Transportation and blending	-	-	-	-	-	-
Operating	4	2	1	1	5	3
Production and mineral taxes	-	-	-	-	-	-
(Gain) loss on risk management	-	-	-	-	-	-
Operating Cash Flow	-	2	2	2	2	4

	Total
	Oil Sands		Conventional		Total
For the three months ended March 31,	2012	2011	2012	2011	2012	2011

Revenues
Gross Sales	1,102	802	592	573	1,694	1,375
Less: Royalties	66	84	56	47	122	131
	1,036	718	536	526	1,572	1,244
Expenses
Transportation and blending	450	321	44	37	494	358
Operating	151	118	134	125	285	243
Production and mineral taxes	-	-	10	8	10	8
(Gain) loss on risk management	14	20	(49)	(39)	(35)	(19)
Operating Cash Flow	421	259	397	395	818	654

Cenovus Energy Inc.	9	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

C) Geographic Information

	Canada		United States		Consolidated
For the three months ended March 31,	2012	2011	2012	2011	2012	2011

Revenues
Gross Sales	2,244	1,836	2,442	1,795	4,686	3,631
Less: Royalties	122	131	-	-	122	131
	2,122	1,705	2,442	1,795	4,564	3,500
Expenses
Purchased product	543	453	2,046	1,490	2,589	1,943
Transportation and blending	494	358	-	-	494	358
Operating	290	250	124	120	414	370
Production and mineral taxes	10	8	-	-	10	8
(Gain) loss on risk management	(95)	252	2	2	(93)	254
	880	384	270	183	1,150	567
Depreciation, depletion and amortization	362	290	38	16	400	306
Segment Income (Loss)	518	94	232	167	750	261

The Oil Sands and Conventional segments operate in Canada. Both of Cenovus’s refining facilities are located and carry on business in the U.S. The marketing of Cenovus’s crude oil and natural gas produced in Canada, as well as the third party purchases and sales of product, is undertaken in Canada. Physical product sales that settle in the U.S. are considered to be export sales undertaken by a Canadian business. The Corporate and Eliminations segment is attributed to Canada with the exception of the unrealized risk management gains and losses which have been attributed to the country in which the transacting entity resides.

Exploration and Evaluation Assets, Property, Plant and Equipment, Goodwill and Total Assets

	Exploration and Evaluation Assets		Property, Plant and Equipment
As at	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011

Canada	1,156	880	11,418	11,124
United States	-	-	3,104	3,200
Consolidated	1,156	880	14,522	14,324

	Goodwill		Total Assets
As at	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011

Canada	1,132	1,132	17,863	17,536
United States	-	-	4,578	4,658
Consolidated	1,132	1,132	22,441	22,194

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) and have been prepared following the same accounting policies and method of computation as the annual Consolidated Financial Statements for the year ended December 31, 2011. The disclosures provided below are incremental to those included with the annual Consolidated Financial Statements. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements of Cenovus were approved by the Audit Committee on April 24, 2012.

Cenovus Energy Inc.	10	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

3. FINANCE COSTS

	Three Months Ended
For the period ended March 31,	2012	2011

Interest Expense – Short-Term Borrowings and Long-Term Debt	53	54
Interest Expense – Partnership Contribution Payable	32	36
Unwinding of Discount on Decommissioning Liabilities	21	18
Other	7	9
	113	117

4. INTEREST INCOME

	Three Months Ended
For the period ended March 31,	2012	2011

Interest Income – Partnership Contribution Receivable	(28)	(31)
Other	(1)	(1)
	(29)	(32)

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended
For the period ended March 31,	2012	2011

Unrealized Foreign Exchange (Gain) Loss on translation of:
U.S. dollar debt issued from Canada	(62)	(80)
U.S. dollar Partnership Contribution Receivable issued from Canada	24	41
Other	7	3
Unrealized Foreign Exchange (Gain) Loss	(31)	(36)
Realized Foreign Exchange (Gain) Loss	15	13
	(16)	(23)

6. INCOME TAXES

The provision for income taxes is as follows:

	Three Months Ended
For the period ended March 31,	2012	2011

Current Tax
Canada	62	41
United States	12	-
Total Current Tax	74	41
Deferred Tax	94	(1)
	168	40

Cenovus Energy Inc.	11	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

7. PER SHARE AMOUNTS

A) Net Earnings per Share

	March 31, 2012			March 31, 2011
For the three months ended ($ millions, except earnings per share)	Net Earnings	Shares	Earnings per Share	Net Earnings	Shares	Earnings per Share

Net earnings per share – basic	426	755.1	$0.56	47	753.2	$0.06
Dilutive effect of Cenovus TSARs	-	4.4		-	4.9
Dilutive effect of NSRs	-	-		-	-
Net earnings per share – diluted	426	759.5	$0.56	47	758.1	$0.06

B) Dividends per Share

The Company paid dividends of $166 million, $0.22 per share, for the three months ended March 31, 2012 (March 31, 2011 – $151 million, $0.20 per share).

The Cenovus Board of Directors declared a second quarter dividend of $0.22 per share, payable on June 29, 2012, to common shareholders of record as of June 15, 2012.

8. INVENTORIES

As at	March 31, 2012	December 31, 2011

Product
Refining and Marketing	1,141	1,079
Oil Sands	139	186
Conventional	1	1
Parts and Supplies	28	25
	1,309	1,291

9. ASSETS AND LIABILITIES HELD FOR SALE

Assets and liabilities classified as held for sale consisted of the following:

As at	March 31, 2012	December 31, 2011

Assets Held for Sale
Property, plant and equipment	-	116

Liabilities Related to Assets Held for Sale
Decommissioning liabilities	-	54
Deferred income taxes	-	-
	-	54

Non-Core Natural Gas Assets

In January 2012, the Company completed the sale of non-core natural gas assets located in Northern Alberta. A loss of $3 million was recorded on the sale. These assets and the related liabilities were reported in the Conventional segment.

Cenovus Energy Inc.	12	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

10. EXPLORATION AND EVALUATION ASSETS

E&E

COST

As at December 31, 2010	713
Additions	527
Transfers to property, plant and equipment (Note 11)	(356)
Divestitures	(3)
Change in decommissioning liabilities	(1)
As at December 31, 2011	880
Additions	271
Transfers to property, plant and equipment (Note 11)	-
Divestitures	-
Change in decommissioning liabilities	5
As at March 31, 2012	1,156

Exploration and evaluation assets (“E&E assets”) consist of the Company’s evaluation projects which are pending the determination of technical feasibility and commercial viability. All of the Company’s E&E assets are located within Canada.

Additions to E&E assets for the three months ended March 31, 2012 include $10 million of internal costs directly related to the evaluation of these projects (year ended December 31, 2011 – $15 million).

For the three months ended March 31, 2012, no E&E assets were transferred to property, plant and equipment – development and production assets following the determination of technical feasibility and commercial viability of the projects in question (year ended December 31, 2011 – $356 million).

Impairment

The impairment of E&E assets and any subsequent reversal of such impairment losses are recognized in exploration expense in the Consolidated Statement of Earnings and Comprehensive Income. There were no impairment losses recorded for the three months ended March 31, 2012 and 2011.

Cenovus Energy Inc.	13	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

11. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other [1]	Total

COST

As at December 31, 2010	21,720	153	2,950	450	25,273
Additions	1,704	41	391	131	2,267
Transfers from E&E assets (Note 10)	356	-	-	-	356
Transfers and reclassifications	(326)	-	(5)	(2)	(333)
Change in decommissioning liabilities	403	-	10	1	414
Exchange rate movements	1	-	79	-	80
Divestitures	-	-	-	(4)	(4)
As at December 31, 2011	23,858	194	3,425	576	28,053
Additions	597	7	(2)	35	637
Transfers from E&E assets (Note 10)	-	-	-	-	-
Transfers and reclassifications	-	-	-	-	-
Change in decommissioning liabilities	17	-	-	-	17
Exchange rate movements	(1)	-	(60)	-	(61)
Divestitures	-	-	-	-	-
As at March 31, 2012	24,471	201	3,363	611	28,646

ACCUMULATED DEPRECIATION, DEPLETION AND IMPAIRMENT

As at December 31, 2010	12,121	124	97	304	12,646
Depreciation and depletion expense	1,108	15	85	40	1,248
Transfers and reclassifications	(211)	-	(5)	-	(216)
Impairment losses	2	-	45	-	47
Exchange rate movements	1	-	3	-	4
As at December 31, 2011	13,021	139	225	344	13,729
Depreciation and depletion expense	348	3	38	11	400
Transfers and reclassifications	-	-	-	-	-
Impairment losses	-	-	-	-	-
Exchange rate movements	(1)	-	(4)	-	(5)
Divestitures	-	-	-	-	-
As at March 31, 2012	13,368	142	259	355	14,124

CARRYING VALUE

As at December 31, 2010	9,599	29	2,853	146	12,627
As at December 31, 2011	10,837	55	3,200	232	14,324
As at March 31, 2012	11,103	59	3,104	256	14,522

1. Includes office furniture, fixtures, leasehold improvements, information technology and aircraft.

Additions to development and production assets include internal costs directly related to the development, construction and production of oil and gas properties of $39 million for the three months ended March 31, 2012 (December 31, 2011 – $125 million). All of the Company’s development and production assets are located within Canada. Costs classified as general and administrative expenses have not been capitalized as part of capital expenditures. No borrowing costs have been capitalized during the three months ended March 31, 2012 or for the year ended December 31, 2011.

Property, plant and equipment include the following amounts in respect of assets under construction which are not subject to depreciation until put into use:

As at	March 31, 2012	December 31, 2011

Development and production	57	52
Refining equipment	72	125
Other	128	112
	257	289

Cenovus Energy Inc.	14	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

Impairment

The impairment of property, plant and equipment and any subsequent reversal of such impairment losses are recognized in depreciation, depletion and amortization in the Consolidated Statement of Earnings and Comprehensive Income. There were no impairment losses recorded in the Consolidated Statement of Earnings and Comprehensive Income for the three months ended March 31, 2012 and 2011.

12. SHORT-TERM BORROWINGS

The Company had short-term borrowings in the form of commercial paper in the amount of $270 million as at March 31, 2012 (December 31, 2011 – $nil). The Company reserves capacity under its committed credit facility for amounts of commercial paper outstanding.

13. LONG-TERM DEBT

As at	March 31, 2012	December 31, 2011

Canadian Dollar Denominated Debt
Revolving term debt [1]	-	-
U.S. Dollar Denominated Debt
Revolving term debt [1]	-	-
Unsecured notes (US$ 3,500)	3,497	3,559
	3,497	3,559
Total Debt Principal	3,497	3,559

Debt Discounts and Transaction Costs	(32)	(32)
Current Portion of Long-Term Debt	-	-
	3,465	3,527

1. Revolving term debt may include bankers’ acceptances, LIBOR loans, prime rate loans and U.S. base rate loans.

As at March 31, 2012, the Company is in compliance with all of the terms of its debt agreements.

14. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the future costs associated with the retirement of upstream oil and gas assets and refining facilities. The aggregate carrying amount of the obligation is as follows:

As at	March 31, 2012	December 31, 2011

Decommissioning Liabilities, Beginning of Year	1,777	1,399
Liabilities incurred	22	49
Liabilities settled	(25)	(56)
Transfers and reclassifications	3	(55)
Change in estimated future cash flows	-	146
Change in discount rate	-	218
Unwinding of discount on decommissioning liabilities	21	75
Foreign currency translation	(1)	1
Decommissioning Liabilities, End of Period	1,797	1,777

The undiscounted amount of estimated cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 4.8 percent as at March 31, 2012 (December 31, 2011 – 4.8 percent).

Cenovus Energy Inc.	15	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

15. SHARE CAPITAL

Authorized

Cenovus is authorized to issue an unlimited number of common shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. The First and Second Preferred Shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles.

Issued and Outstanding

	March 31, 2012		December 31, 2011
As at	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount

Outstanding, Beginning of Year	754,499	3,780	752,675	3,716
Common Shares Issued under Stock Option Plans	1,142	42	1,824	64
Outstanding, End of Period	755,641	3,822	754,499	3,780

There were no Preferred Shares outstanding as at March 31, 2012 (December 31, 2011 – nil).

As at March 31, 2012, there were 27 million (December 31, 2011 – 30 million) common shares available for future issuance under stock option plans.

16. STOCK-BASED COMPENSATION PLANS

A) Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date the options were issued. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, and are fully exercisable after three years. Options granted prior to February 17, 2010 expire after five years while options granted on or after February 17, 2010 expire after seven years.

Options issued by the Company under the Employee Stock Option Plan prior to February 24, 2011 have associated tandem stock appreciation rights. In lieu of exercising the options, the tandem stock appreciation rights give the option holder the right to receive a cash payment equal to the excess of the market price of Cenovus’s common shares at the time of exercise over the exercise price of the option.

Options issued by the Company on or after February 24, 2011 have associated net settlement rights. The net settlement rights, in lieu of exercising the option, give the option holder the right to receive the number of common shares that could be acquired with the excess value of the market price of Cenovus’s common shares at the time of exercise over the exercise price of the option.

The tandem stock appreciation rights and net settlement rights vest and expire under the same terms and conditions as the underlying options. For the purpose of this financial statement note, options with associated tandem stock appreciation rights are referred to as “TSARs” and options with associated net settlement rights are referred to as “NSRs”.

In addition, certain of the TSARs are performance based (“Performance TSARs”). The Performance TSARs vest and expire under the same terms and service conditions as the underlying option, and have an additional vesting requirement whereby vesting is subject to achievement of prescribed performance relative to pre-determined key measures. Performance TSARs that do not vest when eligible are forfeited.

In accordance with the Arrangement described in Note 1, each Cenovus and Encana employee exchanged their original Encana TSAR for one Cenovus Replacement TSAR and one Encana Replacement TSAR. The terms and conditions of the Cenovus and Encana Replacement TSARs are similar to the terms and conditions of the original Encana TSAR. The original exercise price of the Encana TSAR was apportioned to the Cenovus and Encana Replacement TSARs based on the one day volume weighted average trading price of Cenovus’s common share price relative to that of Encana’s common share price on the TSX on December 2, 2009. Cenovus TSARs and Cenovus Replacement TSARs are measured against the Cenovus common share price while Encana Replacement TSARs are measured against the Encana common share price.

Cenovus Energy Inc.	16	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

The Cenovus Replacement TSARs have similar vesting provisions as outlined above for the Employee Stock Option Plan. The original Encana Performance TSARs were also exchanged under the same terms as the original Encana TSARs.

As at March 31, 2012	Issued	Term (Years)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Closing Share Price ($)	Units Outstanding

Encana Replacement TSARs held by Cenovus Employees	Prior to Arrangement	5	1.39	32.68	19.59	8,108
Cenovus Replacement TSARs held by Encana Employees	Prior to Arrangement	5	1.43	29.30	35.90	6,149
TSARs	Prior to February 17, 2010	5	1.45	29.37	35.90	6,879
TSARs	On or After February 17, 2010	7	4.95	26.72	35.90	5,274
NSRs	On or After February 24, 2011	7	6.52	37.96	35.90	13,992

Unless otherwise indicated, all references to TSARs collectively refer to both the Cenovus issued TSARs and Cenovus Replacement TSARs.

NSRs

The weighted average unit fair value of NSRs granted during the three months ended March 31, 2012 was $7.82 before considering forfeitures. The fair value of each NSR was estimated on their grant date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2012

Risk Free Interest Rate	1.38%
Expected Dividend Yield	2.29%
Expected Volatility [1]	28.66%
Expected Life (Years)	4.55

1. Expected volatility has been based on historical share volatility of the Company and comparable industry peers.

The following tables summarize the information related to the NSRs as at March 31, 2012:

As at March 31, 2012 (thousands of units)	NSRs	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	5,809	36.95
Granted	8,219	38.67
Exercised for common shares	(3)	35.83
Forfeited	(33)	36.70
Outstanding, End of Period	13,992	37.96
Exercisable, End of Period	1,436	37.52

The weighted average market price of Cenovus’s common shares at the date of exercise during the three months ended March 31, 2012 was $36.95.

Cenovus Energy Inc.	17	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

	Outstanding NSRs (thousands of units)
As at March 31, 2012 Range of Exercise Price ($)	NSRs	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)

30.00 to 39.99	13,992	6.52	37.96
	13,992	6.52	37.96

	Exercisable NSRs (thousands of units)
As at March 31, 2012 Range of Exercise Price ($)	NSRs	Weighted Average Exercise Price ($)

30.00 to 39.99	1,436	37.52
	1,436	37.52

TSARs Held by Cenovus Employees

The Company has recorded a liability of $91 million as at March 31, 2012 (December 31, 2011 – $90 million) in the Consolidated Balance Sheets based on the fair value of each TSAR held by Cenovus employees. Fair value was estimated at the period end date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2012

Risk Free Interest Rate	1.43%
Expected Dividend Yield	2.29%
Expected Volatility [1]	28.52%
Cenovus’s Common Share Price	$35.90

1. Expected volatility has been based on historical share volatility of the Company and comparable industry peers.

The intrinsic value of vested TSARs held by Cenovus employees as at March 31, 2012 was $71 million (December 31, 2011 – $43 million).

The following tables summarize the information related to the TSARs held by Cenovus employees as at March 31, 2012:

As at March 31, 2012 (thousands of units)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	9,391	5,530	14,921	28.12
Granted	-	-	-	-
Exercised for cash payment	(625)	(781)	(1,406)	28.06
Exercised as options for common shares	(560)	(562)	(1,122)	27.55
Forfeited	(42)	(198)	(240)	26.43
Outstanding, End of Period	8,164	3,989	12,153	28.22
Exercisable, End of Period	5,635	3,985	9,620	28.55

The weighted average market price of Cenovus’s common shares at the date of exercise during the three months ended March 31, 2012 was $37.39.

Cenovus Energy Inc.	18	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

	Outstanding TSARs (thousands of units)
As at March 31, 2012 Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)

20.00 to 29.99	6,626	2,303	8,929	3.61	26.40
30.00 to 39.99	1,475	1,686	3,161	1.19	33.06
40.00 to 49.99	63	-	63	1.20	43.30
	8,164	3,989	12,153	2.97	28.22

	Exercisable TSARs (thousands of units)
As at March 31, 2012 Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

20.00 to 29.99	4,239	2,299	6,538	26.32
30.00 to 39.99	1,333	1,686	3,019	33.08
40.00 to 49.99	63	-	63	43.30
	5,635	3,985	9,620	28.55

The market price of Cenovus common shares as at March 31, 2012 was $35.90.

Encana Replacement TSARs Held by Cenovus Employees

Cenovus is required to reimburse Encana in respect of cash payments made by Encana to Cenovus employees when a Cenovus employee exercises an Encana Replacement TSAR for cash. No further Encana Replacement TSARs will be granted to Cenovus employees.

The Company has recorded a liability of $1 million as at March 31, 2012 (December 31, 2011 – $1 million) in the Consolidated Balance Sheets based on the fair value of each Encana Replacement TSAR held by Cenovus employees. Fair value was estimated at the period end date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2012

Risk Free Interest Rate	1.32%
Expected Dividend Yield	3.30%
Expected Volatility [1]	29.02%
Encana’s Common Share Price	$19.59

1. Expected volatility has been based on the historical volatility of Encana’s publicly traded shares.

The intrinsic value of vested Encana Replacement TSARs held by Cenovus employees as at March 31, 2012 was $nil (December 31, 2011 – $nil).

Cenovus Energy Inc.	19	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

The following tables summarize the information related to the Encana Replacement TSARs held by Cenovus employees as at March 31, 2012:

As at March 31, 2012 (thousands of units)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	4,281	6,130	10,411	31.97
Exercised for cash payment	-	-	-	-
Exercised as options for Encana common shares	-	-	-	-
Forfeited	(29)	(214)	(243)	29.65
Expired	(824)	(1,236)	(2,060)	29.45
Outstanding, End of Period	3,428	4,680	8,108	32.68
Exercisable, End of Period	3,398	4,677	8,075	32.69

	Outstanding TSARs (thousands of units)
As at March 31, 2012 Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)

20.00 to 29.99	1,601	2,573	4,174	1.87	29.02
30.00 to 39.99	1,694	2,107	3,801	0.87	36.28
40.00 to 49.99	131	-	131	1.23	44.85
50.00 to 59.99	2	-	2	1.14	50.39
	3,428	4,680	8,108	1.39	32.68

	Exercisable TSARs (thousands of units)
As at March 31, 2012 Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

20.00 to 29.99	1,583	2,570	4,153	29.02
30.00 to 39.99	1,682	2,107	3,789	36.29
40.00 to 49.99	131	-	131	44.85
50.00 to 59.99	2	-	2	50.39
	3,398	4,677	8,075	32.69

The market price of Encana common shares as at March 31, 2012 was $19.59.

Cenovus Replacement TSARs Held by Encana Employees

Encana is required to reimburse Cenovus in respect of cash payments made by Cenovus to Encana’s employees when these employees exercise a Cenovus Replacement TSAR for cash. No compensation expense is recognized and no further Cenovus Replacement TSARs will be granted to Encana employees.

Cenovus Energy Inc.	20	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

The Company has recorded a liability of $65 million as at March 31, 2012 (December 31, 2011 – $83 million) in the Consolidated Balance Sheets based on the fair value of each Cenovus Replacement TSAR held by Encana employees, with an offsetting account receivable from Encana. Fair value was estimated at the period end date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

2012

Risk Free Interest Rate	1.32%
Expected Dividend Yield	2.29%
Expected Volatility [1]	28.52%
Cenovus’s Common Share Price	$35.90

1. Expected volatility has been based on historical share volatility of the Company and comparable industry peers.

The intrinsic value of vested Cenovus Replacement TSARs held by Encana employees as at March 31, 2012 was $39 million (December 31, 2011 – $32 million).

The following tables summarize the information related to the Cenovus Replacement TSARs held by Encana employees as at March 31, 2012:

As at March 31, 2012 (thousands of units)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

Outstanding, Beginning of Year	3,935	5,751	9,686	28.96
Exercised for cash payment	(1,362)	(1,838)	(3,200)	28.56
Exercised as options for common shares	(8)	(12)	(20)	26.63
Forfeited	(43)	(274)	(317)	26.66
Outstanding, End of Period	2,522	3,627	6,149	29.30
Exercisable, End of Period	2,479	3,574	6,053	29.34

The weighted average market price of Cenovus’s common shares at the date of exercise during the three months ended March 31, 2012 was $37.28.

	Outstanding TSARs (thousands of units)
As at March 31, 2012 Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)

20.00 to 29.99	1,336	2,160	3,496	1.86	26.30
30.00 to 39.99	1,120	1,467	2,587	0.87	33.00
40.00 to 49.99	66	-	66	1.19	42.84
	2,522	3,627	6,149	1.43	29.30

	Exercisable TSARs (thousands of units)
As at March 31, 2012 Range of Exercise Price ($)	TSARs	Performance TSARs	Total	Weighted Average Exercise Price ($)

20.00 to 29.99	1,294	2,107	3,401	26.30
30.00 to 39.99	1,119	1,467	2,586	33.00
40.00 to 49.99	66	-	66	42.84
	2,479	3,574	6,053	29.34

The market price of Cenovus common shares as at March 31, 2012 was $35.90.

Cenovus Energy Inc.	21	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

B) Performance Share Units

Cenovus has granted Performance Share Units (“PSUs”) to certain employees under its Performance Share Unit Plan for Employees. PSUs are whole share units and entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. For a portion of PSUs, the number of PSUs eligible for payment is determined over three years based on the units granted multiplied by 30 percent after year one, 30 percent after year two and 40 percent after year three. All PSUs are eligible to vest based on the Company achieving key pre-determined performance measures. PSUs vest after three years.

The Company has recorded a liability of $80 million as at March 31, 2012 (December 31, 2011 – $55 million) in the Consolidated Balance Sheets for PSUs based on the market value of the Cenovus common shares as at March 31, 2012. The intrinsic value of vested PSUs was $nil as at March 31, 2012 and December 31, 2011 as PSUs are paid out upon vesting.

The following table summarizes the information related to the PSUs held by Cenovus employees as at March 31, 2012:

As at March 31, 2012
(thousands of units)	PSUs

Outstanding, Beginning of Year	2,623
Granted	2,688
Cancelled	(37)
Units in Lieu of Dividends	28
Outstanding, End of Period	5,302

C) Deferred Share Units

Under two Deferred Share Unit Plans, Cenovus directors, officers and employees may receive Deferred Share Units (“DSUs”), which are equivalent in value to a common share of the Company. Employees have the option to convert either zero, 25 or 50 percent of their annual bonus award into DSUs. DSUs vest immediately, are redeemed in accordance with the terms of the agreement and expire on December 15 of the calendar year following the year of cessation of directorship or employment.

The Company has recorded a liability of $41 million as at March 31, 2012 (December 31, 2011 – $35 million) in the Consolidated Balance Sheets for DSUs based on the market value of the Cenovus common shares as at March 31, 2012. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees as at March 31, 2012:

As at March 31, 2012
(thousands of units)	DSUs

Outstanding, Beginning of Year	1,042
Granted to Directors	61
Granted from Annual Bonus Awards	22
Units in Lieu of Dividends	7
Exercised	-
Outstanding, End of Period	1,132

Cenovus Energy Inc.	22	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

D) Total Stock-Based Compensation Expense (Recovery)

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans within operating and general and administrative expenses on the Consolidated Statements of Earnings and Comprehensive Income:

	Three Months Ended
For the period ended March 31,	2012	2011

NSRs	8	4
TSARs held by Cenovus employees	16	46
Encana Replacement TSARs held by Cenovus employees	-	19
PSUs	15	10
DSUs	6	8
Total stock-based compensation expense (recovery)	45	87

17. INTEREST IN JOINT OPERATIONS

Cenovus has a 50 percent interest in FCCL Partnership, a jointly controlled entity which is involved in the development and production of crude oil. In addition, through its interest in the general partner and a limited partner, Cenovus has a 50 percent interest in WRB Refining LP, a jointly controlled entity, which owns two refineries in the U.S. and focuses on the refining of crude oil into petroleum and chemical products.

These entities have been accounted for using the proportionate consolidation method with the results of operations included in the Oil Sands and Refining and Marketing segments, respectively. Summarized financial statement information for these jointly controlled entities is as follows:

	FCCL Partnership [1]		WRB Refining LP [1]
Consolidated Statements of Earnings For the three months ended March 31,	2012	2011	2012	2011

Revenues	809	555	2,442	1,795
Expenses
Purchased product	-	-	2,046	1,490
Operating, transportation and blending and realized gain/loss on risk management	512	367	128	125
Operating Cash Flow	297	188	268	180
Depreciation, depletion and amortization	70	49	35	16
Other expenses (income)	25	36	(1)	(2)
Net Earnings (Loss)	202	103	234	166

1. FCCL Partnership and WRB Refining LP are not separate tax paying entities. Income taxes related to the Partnerships’ income are the responsibility of their respective Partners.

	FCCL Partnership		WRB Refining LP
Consolidated Balance Sheets As at	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011

Cash and Cash Equivalents	205	145	162	166
Other Current Assets	798	792	1,271	1,236
Long-term Assets	6,986	6,864	3,095	3,188
Current Liabilities	339	317	717	759
Long-term Liabilities	81	83	72	73

Cenovus Energy Inc.	23	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

18. CAPITAL STRUCTURE

Cenovus’s capital structure objectives and targets have remained unchanged from previous periods. Cenovus’s capital structure consists of Shareholders’ Equity plus Debt. Debt includes the Company’s short-term borrowings plus long-term debt, including the current portion. Cenovus’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due.

Cenovus monitors its capital structure financing requirements using, among other things, non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength. Debt is defined as short-term borrowings and the current and long-term portions of long-term debt excluding any amounts with respect to the Partnership Contribution Payable or Receivable.

Cenovus continues to target a Debt to Capitalization ratio of between 30 and 40 percent over the long-term.

As at	March 31, 2012	December 31, 2011

Short-Term Borrowings	270	-
Long-Term Debt	3,465	3,527
Debt	3,735	3,527
Shareholders’ Equity	9,701	9,406
Total Capitalization	13,436	12,933
Debt to Capitalization	28%	27%

Cenovus continues to target a Debt to Adjusted EBITDA of between 1.0 and 2.0 times over the long-term.

As at	March 31, 2012	December 31, 2011

Debt	3,735	3,527
Net Earnings	1,857	1,478
Add (deduct):
Finance costs	443	447
Interest income	(121)	(124)
Income tax expense	857	729
Depreciation, depletion and amortization	1,389	1,295
Unrealized (gain) loss on risk management	(512)	(180)
Foreign exchange (gain) loss, net	33	26
(Gain) loss on divestiture of assets	(107)	(107)
Other (income) loss, net	-	4
Adjusted EBITDA *	3,839	3,568
Debt to Adjusted EBITDA	1.0x	1.0x

* Calculated on a trailing twelve-month basis.

It is Cenovus’s intention to maintain investment grade credit ratings to help ensure it has continuous access to capital and the financial flexibility to fund its capital programs, meet its financial obligations and finance potential acquisitions. Cenovus will maintain a high level of capital discipline and manage its capital structure to ensure sufficient liquidity through all stages of the economic cycle. To manage the capital structure, Cenovus may adjust capital and operating spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, draw down on its credit facilities or repay existing debt.

As at March 31, 2012, Cenovus is in compliance with all of the terms of its debt agreements.

Cenovus Energy Inc.	24	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Cenovus’s consolidated financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, Partnership Contribution Receivable and Payable, partner loans, risk management assets and liabilities, long-term receivables, short-term borrowings, long-term debt and obligations for stock-based compensation carried at fair value. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows.

A) Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of those instruments.

The fair values of the Partnership Contribution Receivable and Partnership Contribution Payable, partner loans and long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Risk management assets and liabilities are recorded at their estimated fair value based on mark-to-market accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on prices sourced from market data. As at March 31, 2012, the carrying value of Cenovus’s long-term debt accounted for using amortized cost was $3,465 million and the fair value was $4,207 million (December 31, 2011 carrying value – $3,527, fair value – $4,316).

B) Risk Management Assets and Liabilities

Net Risk Management Position

As at	March 31, 2012	December 31, 2011

Risk Management Assets
Current asset	258	232
Long-term asset	112	52
	370	284
Risk Management Liabilities
Current liability	87	54
Long-term liability	6	14
	93	68
Net Risk Management Asset (Liability) [1]	277	216

1. Under the terms of the Arrangement, the risk management positions as at November 30, 2009 were allocated to Cenovus based upon Cenovus’s proportion of the related volumes covered by the contracts. To effect the allocation, Cenovus entered into a contract with Encana with the same terms and conditions as between Encana and the third parties to the existing contracts. All positions entered into after the Arrangement have been negotiated between Cenovus and third parties. Of the $277 million net risk management asset balance as at March 31, 2012, a liability of $1 million relates to the contract with Encana (December 31, 2011 – liability of $3 million).

Summary of Unrealized Risk Management Positions

	March 31, 2012			December 31, 2011
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Crude Oil	82	92	(10)	22	65	(43)
Natural Gas	279	1	278	247	3	244
Power	9	-	9	15	-	15

Total Fair Value	370	93	277	284	68	216

Cenovus Energy Inc.	25	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

As at	March 31, 2012	December 31, 2011

Prices actively quoted	194	226
Prices sourced from observable data or market corroboration	83	(10)
Total Fair Value	277	216

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

Net Fair Value of Commodity Price Positions as at March 31, 2012

As at March 31, 2012	Notional Volumes	Term	Average Price	Fair Value

Crude Oil Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	24,800 bbls/d	2012	US$98.72/bbl	(40)
WTI NYMEX Fixed Price	24,500 bbls/d	2012	$99.47/bbl	(36)
WTI NYMEX Fixed Price	10,000 bbls/d	2013	US$102.62/bbl	(3)
WTI NYMEX Fixed Price	10,000 bbls/d	2013	$103.26/bbl	(5)
Other Fixed Price Contracts [1]		2012-2013		75

Other Financial Positions [2]				(1)
Crude Oil Fair Value Position				(10)

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	130 MMcf/d	2012	US$5.96/Mcf	124
AECO Fixed Price [1]	127 MMcf/d	2012	$4.50/Mcf	84
NYMEX Fixed Price	166 MMcf/d	2013	US$4.64/Mcf	71
Other Fixed Price Contracts [1]		2012-2013		(1)
Natural Gas Fair Value Position				278

Power Purchase Contracts
Power Fair Value Position				9

1. Cenovus has entered into fixed price swaps to protect against widening price differentials between production areas in Canada, various sales points and quality differentials.

2. Other financial positions are part of ongoing operations to market the Company’s production.

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Three Months Ended
For the period ended March 31,	2012	2011
REALIZED GAIN (LOSS) [1]
Crude Oil	(26)	(34)
Natural Gas	60	52
Refining	(5)	(5)
Power	-	1
	29	14

UNREALIZED GAIN (LOSS) [2]
Crude Oil	30	(260)
Natural Gas	36	(33)
Refining	3	3
Power	(5)	22
	64	(268)
Gain (Loss) on Risk Management	93	(254)

1. Realized gains and losses on risk management are recorded in the operating segment to which the derivative instrument relates.

2. Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

Cenovus Energy Inc.	26	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

Reconciliation of Unrealized Risk Management Positions from January 1 to March 31,

	2012		2011
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)

Fair Value of Contracts, Beginning of Year	216
Change in fair value of contracts in place at beginning of year and contracts entered into during the period	93	93	(254)
Unrealized foreign exchange gain (loss) on U.S. dollar contracts	(3)	-	-
Fair value of contracts realized during the period	(29)	(29)	(14)
Fair Value of Contracts, End of Period	277	64	(268)

Commodity Price Sensitivities – Risk Management Positions

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to fluctuations in commodity prices, with all other variables held constant. Management believes the price fluctuations identified in the table below are a reasonable measure of volatility. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting earnings before income tax on open risk management positions as at March 31, 2012 as follows:

Commodity	Sensitivity Range	Increase	Decrease

Crude oil commodity price	± US$10 per bbl applied to WTI hedges	(237)	237
Crude oil differential price	± US$5 per bbl applied to differential hedges tied to production	85	(85)
Natural gas commodity price	± $1 per mcf applied to NYMEX and AECO natural gas hedges	(134)	134
Natural gas basis price	± $0.10 per mcf natural gas basis hedges	3	(3)
Power commodity price	± $25 per MWHr applied to power hedge	19	(19)

C) Risks Associated with Financial Assets and Liabilities

Commodity Price Risk

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is not to use derivative instruments for speculative purposes.

Crude Oil – The Company has used fixed price swaps to partially mitigate its exposure to the commodity price risk on its crude oil sales and condensate supply used for blending. To help protect against widening crude oil price differentials, Cenovus has entered into a limited number of swaps and futures to manage the price differentials.

Natural Gas – To partially mitigate the natural gas commodity price risk, the Company has entered into swaps, which fix the NYMEX and AECO prices. To help protect against widening natural gas price differentials in various production areas, Cenovus has entered into a limited number of swaps to manage the price differentials between these production areas and various sales points.

Power – The Company has in place a Canadian dollar denominated derivative contract, which commenced January 1, 2007 for a period of 11 years, to manage a portion of its electricity consumption costs.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. Agreements are entered into with major financial institutions with investment grade credit ratings and with counterparties, most of which have investment grade credit ratings. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at March 31, 2012, 94 percent (December 31, 2011 – over 92 percent) of Cenovus’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.

Cenovus Energy Inc.	27	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

As at March 31, 2012, Cenovus had two counterparties whose net settlement position individually account for more than 10 percent (December 31, 2011 – two counterparties) of the fair value of the outstanding in-the-money net financial and physical contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets, Partnership Contribution Receivable, partner loans receivable, and long-term receivables is the total carrying value. The current concentration of this credit risk resides with A rated or higher counterparties. Cenovus’s exposure to its counterparties is acceptable and within Credit Policy tolerances.

Liquidity Risk

Liquidity risk is the risk that Cenovus will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt and by maintaining appropriate access to credit. As disclosed in Note 18, Cenovus targets a Debt to Capitalization ratio between 30 and 40 percent and a Debt to Adjusted EBITDA of between 1.0 to 2.0 times to manage the Company’s overall debt position. It is Cenovus’s intention to maintain investment grade credit ratings on its senior unsecured debt.

Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including: cash and cash equivalents, cash from operating activities, undrawn credit facilities, commercial paper and availability under its shelf prospectuses. As at March 31, 2012, Cenovus had $2,730 million available on its committed credit facility. In addition, Cenovus had in place a Canadian debt shelf prospectus for $1,500 million and a U.S. debt shelf prospectus for US$1,500 million, the availability of which are dependent on market conditions. No notes have been issued under either prospectus.

Undiscounted cash outflows relating to financial liabilities are outlined in the table below:

	Less than 1 Year	1-3 Years	4-5 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	2,510	-	-	-	2,510
Risk Management Liabilities	87	6	-	-	93
Short-Term Borrowings [1]	270	-	-	-	270
Long-Term Debt [1]	204	1,190	337	5,092	6,823
Partnership Contribution Payable [1]	488	977	977	-	2,442
Other [1]	4	7	3	5	19

1.  Principal and interest, including current portion.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value of future cash flows of Cenovus’s financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollars can have a significant effect on reported results.

As disclosed in Note 5, Cenovus’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of the U.S. dollar debt issued from Canada and the translation of the U.S. dollar Partnership Contribution Receivable issued from Canada. As at March 31, 2012, Cenovus had US$3,500 million in U.S. dollar debt issued from Canada (US$3,500 million as at December 31, 2011) and US$2,067 million related to the U.S. dollar Partnership Contribution Receivable (US$2,157 million as at December 31, 2011). A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $14 million change in foreign exchange (gain) loss as at March 31, 2012 (December 31, 2011 – $13 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect earnings, cash flows and valuations. Cenovus has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.

As at March 31, 2012, the increase or decrease in net earnings for a one percentage point change in interest rates on floating rate debt amounts to $2 million (December 31, 2011 – $nil). This assumes the amount of fixed and floating debt remains unchanged from the respective balance sheet dates.

Cenovus Energy Inc.	28	For the period ended March 31, 2012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2012

20. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes it has made adequate provisions for such legal claims. There are no individually or collectively significant claims.

Cenovus Energy Inc.	29	For the period ended March 31, 2012